SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,467,513,450
Registered in the Conservatory of the Commercial Registry of Lisbon and
Collective Person under no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code (CVM), we hereby inform that Telefónos de México, S.A. de C.V. (Telmex), a Mexican public company, with registered offices at Parque Via 198, Colónia Cuauhtémoc, 06500 México, Federal District, Delegación Cuauhtémoc, registered with the Public Commercial Registry of the México City under number (Folio Mercantil) 5229, notified Portugal Telecom, S.A. (PT) that as of 7 August 2006, and as a result of acquisitions of shares in the market by companies with whom Telmex is in a dominant or group relationship, it has been attributed more than 2% of the voting rights of PT (more precisely 2.18%) .

This entity has also informed that as of 10 August 2006, a percentage of 3.406% is attributed to Telmex. Such shareholding is attributed to Telmex through the following entities:

> Controladora de Servicios de Telecomunicaciones, S.A. de C.V., with registered offices at Parque Via 198, Colónia Cuauhtémoc, 06500 México, Federal District, Delegación Cuauhtémoc, registered with the Public Commercial Registry of the México City under number (Folio Mercantil) 258088, holds 20,650,000 shares representing 1.829% of the share capital and voting rights of PT;

> Banco Inbursa, S.A. Fideicomisso Fondo de Pensiones de Telmex, Trust No. F/0008, with registered offices at Paseo de las Palmas 736, Colónia Lomas de Chapultepec, 11000 México, Federal District, Delegación Miguel Hidalgo, registered with the Public Commercial Registry of the México City under number (Folio Mercantil) 179934, holds 17,810,000 shares representing 1.577% of the share capital and voting rights of PT.

Telmex has also informed that, for the same purposes, a dominant or group relationship may be deemed to exist between Telmex and Carso Global Telecom, S.A. de C.V., with registered offices at Insurgentes Sur 3500, Colónia Peña Pobre, 14060 México, Federal District, Delégación Tlalpan, registered with the Public

Commercial Registry of the México City under number (Folio Mercantil) E 0603308, and between this latter and Mr. Carlos Slim Helú and the members of his direct family.

The full text of the notice received is attached hereto.

Lisbon, 11 August 2006

TELEFONOS DE MEXICO, S.A. DE C.V.

Para:
PORTUGAL TELECOM, SGPS, S.A.
Avenida Fontes Pereira de Melo, n.° 40 – 9.°
1069-300 Lisboa
Portugal
Fax: (351) 21 5000800

Para:
CMVM – COMISSÃO DO MERCADO DE VALORES MOBILIÁRIOS
Av. Liberdade, n.° 252
1056-801 Li.sboa
Portugal
Fax: (351) 21 3537077

Para:
EURONEXT LISBON
Avenida da Liberdade, n.° 196 7.°
1250-147 Lisboa
Portugal
Fax: (351) 21 7952021

Lisboa, 10 de Agosto de 2006
Examos. Senhores,

Nos termos e para os efeitos do artigo 16.° do Código dos Valores Mobiliários vem a Teléfonos de México, S.A., de C.V. ("Telmex"), sociedade anónima Mexicana de capitals públicos, corn sede no Parque Via 198, Colonia Cuauhtémoc, 06500 México, Distrito Federal, Delegación Cuauhtémoc, matriculada no Registo Comercial Público da Cidade do México sob a número (Folio Mercantil) 5229, informar que à data. de 7 de Agosto de 2006, e em virtude de participações detidas por sociedades que corn a mesma se encontram em relação de domínio ou de grupo, passou a ser-lhe imputável uma percentagem de direitos de voto na Portugal Telecom, SGPS, S.A. ("Portugal Telecom"), superior a 2% (dois por cento).

Para os efeitos do disposto no parágrafo anterior, comunica-se que, através de aquisições realizadas em mercado, e à data de 7 de Agosto de 2006, era imputável à Telmex uma percentagem de direitos de voto na Portugal Telecom de 2,180% (dois vírgula canto e oitenta por cm-no), porquanto:

(a) a Controladora de Servicios de Telecomunicaciones, S.A. de C.V. ("Consertel"), com sede no Parque Via 198, CoIonia Cuauhtémoc, 06500 México, Distrito Federal, Delegación Cuauhtémoc, matriculada no Registro Comercial. Público da Cidade do México sob o número (Folio Mercantil) 258088, detinha 18.300.000 (dezoito milhões e trezentas mil) acções representatívas de 1,621% (am. vírgula seiscentos e vinte e um por cento) do capital social da Portugal Telecom, e de igual percentagem dos direitos de voto correspondentes ao capital social;

(b) o Banco Inbursa, S.A. Fideicomiso Fonda de Pensiones de Telmex, Trust No. F/0008 ("Telmex Trust"), com sede no Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 México, Distrito Federal, Delegacióm Miguel Hidalgo, matriculada no Registo Comercial Público da Cidade do México sob o número (Folio Mercantil) 179934, na sequência da aquisição em mercado de 2,111..000 (dois milhôess cento e onze mil. acções) acções, representativas de 0,187% (zero vírgula cento e oitenta e sete por cento) do capital da Portugal. Telecom, e de igual percentagem dos direitos de voto correspondentes ao capital social, detinha 6.311.000 (seis milhões trezentas e onze mil) acções representativas de 0,559% (zero vírgula quinhentos e cinquenta e nove por cento) do capital social da Portugal Telecom, c de igual percentagem dos direitos de voto correspondentes ao capital. social.

Mais se comunica. que à data de hoje, 10 de Agosto de 2006, é imputada à Telmex uma. percentagem de direitos de voto na Portugal Telecom de 3,406% (três vírgula quatrocentos e seis por cento), porquanto:

(a) a Consertel, em resultado de aquisições realizadas em mercado, passou a deter, à data de hoje, 10 de Agosto de 2006, 20.650.000 (vinte milhôes seiscentas e cinquenia mil acções) acções representativas de 1,829% (um vírgula oitocentos e vinte e nove por cento) do capital social da Portugal Telecom, e de igual percentagem dos direitos de voto correspondentes ao capital social;

(b) o Telmex Trust, em resultado de aquisições realizadas em mercado, passou a. deter, à data de hoje, 10 de Agosto de 2006, 17.810.000 (dezassete milhões oitocentos e dez mil acções) acções representativas de 1,577% (um vírgula quinhentos e setenta e sete por cento) do capital. social da Portugal Telecom, e de igual percentagem dos direitos de veto correspondentes ao capital social.

As percentagens correspondentes ao capital social e de direitos de voto acima mencionadas têm como pressupostos que o capital social da Portugal Telecom., no valor nominal de €1.467.513.450 (mil quatrocentos e sessenta e sete milhões quinhentos e treze mil quatrocentos e cinquenta euros), está representado por 1.128.856.500 (mil cento e vinte e oito milhões oitocentos e cinquenta e seis mil e quinhentas) acções, nominativas escriturais, corn o valor nominal de €1,30 (urn euro e trinta cêntimos) calla, das quais 1.128.856.000 (mil cento e vinte e oito milhões oitocentos e cinquenta e seis mil) acções se encontram admitidas a negociação no Mercado de Cotações Oficiais da Euronext Lisbon, e que a Portugal Telecom não detém acções próprias.

Comunica-se, também, para os mesmos efeitos, que poderá ser entendido que exisste una relação de domínio ou de grupo entre a Telmex e a Carso Global Telecom, S.A. de C.V., corn sede em Insurgentes Sur 3500, Colonia Peña Pobre, 14060 México, Distrito Federal, Delegación Tlalpan, matriculada no Registo Comercial .Público da Cidade do México sob o número (Folio Mercantil) E 0603308, e entre esta. e o Senhor Carlos Slim Helú e os membros da sua familia directa.

Por fim, informa-se que, tanto quanto é do conhecimento da Telmex, somente a Consertel e a Telmex Trust detêm acções representativas do capital. social da. Portugal Telecom.

Corn os melhores cumprimentos,

Teléfonos de México, S.A. de C.V.

Por:	/S/ José Manuel Camacho Berrueta
José Manuel Camacho Berrueta Procurador

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.